EXHIBIT 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2015	2014	2013	2012	2011
	(in millions of dollars, except ratios)
Earnings

Income Before Income Tax	$1,238.3	$542.0	$1,220.0	$1,265.6	$347.5
Fixed Charges	179.0	184.1	175.1	169.8	165.5
Adjusted Earnings	$1,417.3	$726.1	$1,395.1	$1,435.4	$513.0

Fixed Charges

Interest and Debt Expense, excluding Costs Related to Early Retirement of Debt	$152.8	$154.3	$149.4	$145.4	$143.3
Interest Credited on Investment Products	11.2	14.3	10.2	9.7	9.4
Portion of Rents Deemed Representative of Interest	14.2	14.7	14.7	13.9	12.0
Other	0.8	0.8	0.8	0.8	0.8
Total Fixed Charges	$179.0	$184.1	$175.1	$169.8	$165.5

Ratio of Earnings to Fixed Charges	7.9	3.9	8.0	8.5	3.1

Effective January 1, 2015, we adopted an accounting standards update for tax credit partnership investments in qualified affordable housing projects and applied the amendments retrospectively. Prior period results have been adjusted to reflect our retrospective adoption.